Exhibit 5.3

July 26, 2011

Re:   Baytex Energy Corp. - Registration Statement on Form F-10

We refer to the registration statement on Form F-10 (the "Registration Statement") to be filed by Baytex Energy Corp. with the U.S. Securities and Exchange Commission and to which this consent is attached.

We hereby consent to the use of our name on the cover page and under the headings "Enforceability of Certain Civil Liabilities", "Legal Matters" and "Interest of Experts" in the prospectus forming a part of the Registration Statement, and in the Registration Statement.

We also consent to the use of our name in the Information Circular – Proxy Statement of Baytex Energy Trust dated October 26, 2010, which is incorporated by reference in the prospectus forming a part of the Registration Statement, and in the Registration Statement.

Yours truly,

/s/  BURNET, DUCKWORTH & PALMER LLP

BURNET, DUCKWORTH & PALMER LLP